VIA EDGAR

December 18, 2015

Tony Burak

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

202.551.6750

RE:	Comments to Registrant Filings
Registrant:	Lincoln Variable Insurance Products Trust
1940 Act File No.:	811-08090

Dear Mr. Burak:

This letter responds to your comments and questions to the December 31, 2014 annual shareholder reports (each the “Annual Report”) for the various series (the “Funds”) of Lincoln Variable Insurance Products Trust (the “Trust”), on November 18, 2015. The following are your comments and our responses.

Management’s Discussion of Fund Performance (“MDFP”)

1.	Derivatives transactions of LVIP BlackRock Inflation Protected Bond Fund and LVIP Delaware Diversified Floating Rate Fund appeared to have had a material effect on fund performance during the year, however no mention of derivatives transactions is made in the MDFP. The MDFP should discuss the factors, including any particular investment strategies and techniques used by the adviser, that materially affected fund performance. Please see Item 27(b)(7)(i) of Form N-1A and the July 30, 2010 letter from the Division of Investment Management to the ICI.

a.	Future shareholder reports will, as applicable, discuss material impacts of derivative transactions on fund performance in the MDFP.

2.	Please define composition of the following indexes used for performance comparison in the line graph. We note that the composition of each index was provided in the report for the previous year.

a.	The requested information is below. This information is disclosed in the Funds’ prospectuses.

-	Delaware Diversified Floating Rate Fund: Floating Rate Composite Index consists of 25% Barclays US High Yield Loans TR USD, 70% Barclays USFRN TR USD, and 5% BofAML ABS Master Floating Rate TR USD.

-	Delaware Foundation Aggressive Allocation Fund: Aggressive Composite Index consists of 10% Russell 1000, 12% Russell 1000 Growth, 12% Russell 1000 Value, 6% Russell 2000, 12% MSCI EAFE Growth (Net), 18% MSCI EAFE Value (Net), 10% MSCI Emerging Mkts (Net), 18% BC Agg, and 2% Citigroup Treasury Bill-3 Month.

-	Delaware Foundation Conservative Allocation Fund: Conservative Composite Index consists of 5% Russell 1000, 6% Russell 1000 Growth, 6% Russell 1000 Value, 3% Russell 2000, 6% MSCI EAFE Growth (Net), 9% MSCI EAFE Value (Net), 5% MSCI Emerging Mkts (Net), 58% BC Agg, and 2% Citigroup Treasury Bill-3 Month.

-	Delaware Foundation Moderate Allocation Fund: Moderate Composite Index consists of 7.5% Russell 1000, 9% Russell 1000 Growth, 9% Russell 1000 Value, 4.5% Russell 2000, 9% MSCI EAFE Growth (Net), 13.5% MSCI EAFE Value (Net), 7.5% MSCI Emerging Mkts (Net), 38% BC Agg, and 2% Citigroup Treasury Bill-3 Month.

3.	The line graph of Global Income Fund appears to begin at December 31, 2008. We note that the inception date of the fund is May 4, 2009. Please correct the line graph inception date in future reports.

a.	The Trust will do so.

Schedule of Investments

1.	Please consider disclosing the current yield of the money market fund shares held by the Funds.

a.	Future shareholder reports will, as applicable, include the current yield of the money market fund shares for funds that hold money market fund shares.

2.	LVIP BlackRock Inflation Protected Bond Fund and LVIP Franklin Templeton Multi-Asset Opportunities Fund held index swaps at year-end, with a custom basket of securities serving as the reference entity. No information has been provided regarding the custom basket. In future reports, please include information in sufficient detail to provide transparency into the holdings of the custom basket. Disclosure regarding custom baskets was addressed during a recent AICPA Expert Panel Meeting.

a.	The Trust will do so.

3.	LVIP Delaware Diversified Floating Rate Fund held a credit default swap contract at year-end. Please include a definition of the reference entity. The abbreviation for the reference entity was defined on page 17, however we ask that a description of the reference entity be provided to give the reader an understanding of the underlying exposure of the contract.

a.	Future shareholder reports will, as applicable, include a description of the reference entity for funds that hold open credit default swap contracts.

4.	With regard to the Funds that invest in affiliated underlying funds, the information required by Article 12-14 of Reg. S-X should be provided.

a.	The information was excluded because the statement of investments, balance sheet, and income statement include the material information that would be in the Article 12-14 table. In future shareholder reports, as applicable, the Trust will consider including a separate table reflecting the requirements of Article 12-14 of Regulation S-X.

5.	With regard to LVIP Pimco Low Duration Bond Fund, please include a description of the ‘Domtar’ and ‘Wendel’ swap references.

a.	In future shareholder reports, as applicable, we will include a description of the Swap Referenced Obligations. Information on these specific swap referenced obligations is as follows:
¡	Domtar Corporation 7.125% 8/15/15 / Baa3
¡	Wendel SA 4.875% 5/26/16 / Baa3

Statement of Operations

1.	With regard to LVIP SSgA Bond Index Fund and LVIP SSgA S&P 500 Index Fund, income and realized gain from investments that are affiliates should be presented separately from income and realized gain from investments that are not affiliates. See Article 6-07.1 and .7 of Reg. S-X.

a.	The information was excluded because the Article 12-14 table that is presented on the schedule of investments discloses the same information that would be presented in the statement of operations under Article 6-07.1 and 7. In future shareholder reports, as applicable, the Trust will consider including separate information pursuant to Article 6-07.1 and .7 of Reg. S-X.

Notes to the Financial Statements

1.

Certain Funds are subject to expense waiver agreements whereby a portion of Fund expenses are waived or reimbursed by the adviser. If any of these waivers are subject to recoupment by the advisor in future periods, the terms of any such potential recoupment should be discussed in the notes. Currently, recoupment provisions are provided only with regards to LVIP Money Market Fund.

a.	Currently, the LVIP Money Market Fund is the only Fund in the Trust whose waiver/limitation agreement is subject to recoupment. If any Funds become subject to recoupment in future periods, the Funds will disclose them at that time.

2.	LVIP Mid-Cap Value Fund made distributions to shareholders during 2013, however the tax character of these distributions is not shown in the notes.

a.	The tax character of distributions was not disclosed in the Notes to Financial Statements in 2013 because the fund paid a deficiency distribution for tax purposes, pursuant to IRS approval, in 2013 related to an adjustment from 2011. Therefore, that distribution was not representative of the true tax character of distributions paid in 2013 and was not reflected in the report.

3.	For certain Funds, Note 3 explains that transfers between the levels of the fair value hierarchy do not include those transfers between level 1 and level 2 as a result of the Fund using international fair value pricing. Please explain to us the Funds’ basis for not including these transfers. Currently, no transfers between the levels of the hierarchy are shown.

a.	These investments fluctuate between level 1 and level 2 regularly, so it is not useful for investors if the value of such investments is included in the transfer disclosure.

4.	Please confirm for us whether LVIP SSgA International RPM Fund is classified as a diversified or non-diversified fund. The notes to the financial statements describe the fund as diversified, while the prospectus describes the fund as non-diversified.

a.	In future shareholder reports, the SSgA International RPM Fund will disclose that it is a non-diversified fund.

Offsetting of Derivatives Transactions

1.	We note that certain Funds include the offsetting disclosures required by ASC210 while other Funds do not include the disclosures. With regard to the Funds that do not include the disclosures, please confirm that the derivative transactions entered into by these Funds are not subject to any master netting arrangements.

a.	The Funds that are subject to Master Netting Arrangements (MNA) have the disclosure. Those Funds that are not subject to MNA do not have the disclosure.

Level 3 Securities

1.	Certain Funds holding securities classified as level 3 at year-end omit the reconciliation and sensitivity analysis required under ASC 820. Please explain why the information has been omitted. If the Funds use a materiality threshold for determining when to include the disclosures, please describe the threshold to us.

a.	The Funds use a materiality threshold of 1% of the net assets at the time of the report in determining when to include the additional disclosure.

2.	Disclosure in the notes to the financial statements for LVIP Pimco Low Duration Bond Fund explains that the quantitative information regarding level 3 securities has not been included because prices for these securities are received from third-party providers. Please explain to us how the fund meets the disclosure requirements under ASC820. In particular, we point to ASC820-10-50-2.bbb, which reads, in relevant part:

“For fair value measurements categorized within Level 3 of the fair value hierarchy, a reporting entity shall provide quantitative information about the significant unobservable inputs used in the fair value measurement. A reporting entity is not required to create quantitative information to comply with this disclosure requirement if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment). However, when providing this disclosure, a reporting entity cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity.”

a.	The Trust decided to include the disclosure below in lieu of the quantitative table, as our understanding is that the table is not required when the inputs are not developed by Lincoln Financial Group (i.e. the use of third party information which was not adjusted by management) and are not reasonably available to us.

We did not present a table including the quantitative information about significant unobservable inputs used in Level 3 fair value measurements as all unobservable Level 3 measurements were provided by third parties as of December 31, 2014.

Reverse Repurchase Agreements

1.	LVIP Pimco Low Duration Bond Fund entered into reverse repurchase agreements during the year. Please confirm for us that the interest expense associated with reverse repos is reflected in the fee table.

a.	The interest expense associated with the reverse repurchase agreements is reflected in the fee table for the Fund.

Financial Highlights

1.	LVIP Pimco Low Duration Bond Fund experienced high portfolio turnover (1,173%) for the period May 1, 2014 (commencement of operations) through December 31, 2014. Please explain to us whether or not the Fund engages in active trading as an investment strategy. We note that high turnover risk is listed as a principal risk of the Fund, however no active trading strategy is listed in the prospectus summary.

a.	The prospectus for PIMCO Low Duration Bond Fund will list an active trading strategy for future periods.

Amended Filings

1.	We noted that the following filings were amended during the last year. In the future when filings are amended, please include correspondence explaining the reason for the amendment.

a.	The Trust will do so.

Tandy Representations

The Funds acknowledge that the Funds are responsible for the adequacy and accuracy of the disclosure in their filings, that Securities and Exchange Commission Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and that the Funds may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any additional comments or questions.

Very truly yours,

/s/ Bill Flory
William Flory, Jr.
Chief Accounting Officer and Vice President

Enclosures
cc: Jill R. Whitelaw, Esq.
Samuel K. Goldstein, Esq.